SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                           --------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                           (Amendment No      )*


                         Sutton Resources Limited
                         ------------------------
                             (Name of issuer)


                               Common Shares
                      ------------------------------
                      (Title of Class of Securities)


                                 869474403
                              --------------
                              (CUSIP Number)

       Mr J Deighton, Mercury Asset Management plc
       33 King William Street, London EC4R 9AS    Tel No 0171 203 5744
    ------------------------------------------------------------------
    Name, Address and Telephone Number of Person Authorised to Receive
                        Notices and Communications)

                               13 May, 1997
          -------------------------------------------------------
          (Date of Event which Requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [x]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776
                                                   Schedule 13D

CUSIP No. 869474403

1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
    MERCURY ASSET MANAGEMENT plc

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]

                                                         (B) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]

6   CITIZENSHIP OR PLACE OF ORGANISATION

    ENGLAND

                          7       SOLE VOTING POWER

  NUMBER OF                       NONE
    SHARES
 BENEFICIALLY             8       SHARED VOTING POWER
   OWNED BY
     EACH                         NONE
  REPORTING
    PERSON                9       SOLE DISPOSITIVE POWER
     WITH
                                  2,365,000

                          10      SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.20%

14  TYPE OF REPORTING PERSON*

    IA
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Sutton Resources Limited (the "Company") whose principal executive offices are located at 999 West Hastings
Street,Box 40,Suite 900,Vancouver,BC,V6C 2W2,Canada.   Its telephone number is
(604) 669-9446.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

      Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

      Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 3,400 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

      Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

      The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

      Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or (b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4. Purpose of Transaction

      The Common Shares were acquired for the purpose of investment.

      (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

      Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

      (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalisation or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)
      (4) of the Act; or

      (j) any action similar to any of those set forth above.

Item 5. Interest in Securities of the Issuer

      (a) See Item 2 above.   Subject thereto, Mercury has dispositive power
      with respect to 2,365,000 Common Shares or approximately 9.20% of the Common Shares outstanding.

      (b) See Item 2 above.

      (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National
      Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

      (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common
      Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or

      Relationships with Respect to Securities of the Issuer

      Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

      None.



                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




Date: 28 May, 1997





                                     for Mercury Asset Management plc.



                                     By   /s/Charles Farquharson
                                        ----------------------------------
                                          Authorised Signatory
                                          Charles Farquharson





ANNEX A

                       MERCURY ASSET MANAGEMENT plc.
                       -----------------------------

Executive Officers                                      Principal
and Directors                 Business Address          Occupation      Citizenship
------------------            ----------------          ----------      -----------

Joint Chairman
--------------

David William James PRICE     33 King William Street,   Investment      British
(Joint Chairman)              London, EC4R 9AS.         Director

Stephen Anthony ZIMMERMAN     33 King William Street,   Investment      British
(Joint Chairman)              London, EC4R 9AS.         Director

Deputy Chairman
---------------

Carol GALLEY (Miss)           33 King William Street,   Investment      British
(Deputy Chairman)             London, EC4R 9AS.         Director

Christopher Nigel             33 King William Street,   Investment      British
HURST-BROWN                   London, EC4R 9AS          Director
(Deputy Chairman)

Frederick David Stewart       33 King William Street,   Investment      British
ROSIER (Deputy Chairman)      London, EC4R 9AS          Director

Vice Chairman
-------------

Dr. Ross John BUNCE           33 King William Street,   Investment      British
(Vice Chairman)               London, EC4R 9AS          Director

Andrew Searle DALTON          33 King William Street,   Investment      British
(Vice Chairman)               London, EC4R 9AS.         Director

Charles Vivian JACKSON        33 King William Street,   Investment      British
(Vice Chairman)               London, EC4R 9AS          Director

Directors
---------

Ian ARMITAGE                  33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Norman McLeod BACHOP          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Ian Christopher Simon BARBY   33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Stuart John BAXTER            33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Carol Consuelo BROOKE         33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS Director

John Loughlin CALLAHAN        33 King William Street,   Investment      American
(Director)                    London, EC4R 9AS          Director

David John CAUSER             33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Thomas William George         33 King William Street,   Investment      British
CHARLTON                      London, EC4R 9AS          Director
(Director)

Nicholas James CHARRINGTON    33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Colin Martin CLARK            33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Nicholas James COATS          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Stephen Benedict COHEN        33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

John Nicholas COTTON          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Graham Richard DIXON          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Charles Bowen FARQUHARSON     33 King William Street,   Company         British
(Company Secretary            London, EC4R 9AS          Secretary
& Director)                                             & Director

Christopher Nigel Holland     33 King William Street,   Investment      British
FOSTER (Director)             London, EC4R 9AS          Director

Seiichi FUKUYAMA              33 King William Street,   Alternate       Japanese
(Director)                    London EC4R 9AS           Director

Peter John GIBBS              33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Peter John Woodville          33 King William Street,   Investment      British
HARRISON (Director)           London, EC4R 9AS          Director

Paul HARWOOD                  33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Timothy John HASTON           33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Andrew Malcolm                33 King William Street    Investment      British
HUNTER-JOHNSTON               London, EC4R 9AS          Director
(Director)

Michael Francis Mostyn        33 King William Street,   Investment      British
Owen JODRELL                  London, EC4R 9AS          Director
(Director)

Andreas Christian Jutting     33 King William Street    Investment      Danish
LEHMAN                        London, EC4R 9AS          Director
(Director)

Gary LOWE                     33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Roderick James MACLEOD        33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Paul Roderick Clucas          33 King William Street,   Investment      British
MARSHALL                      London, EC4R 9AS          Director
(Director)

Keith Richard MULLINS         33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Masaru NISHIZAWA              Hibiya Kokusai Building,  Investment      Japanese
(Director)                    2-2-3 Uchisaiwaicho,      Director
                              Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY    33 King William Street,   Investment      Australian
(Director)                    London, EC4R 9AS          Director

Thomas Andrew OATES           33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Peter Vincent OLSBERG         33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Roderick Louis PARIS          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

John PARSLOE                  33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Andrew Phillip PICKARD        33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Ronald William PULLEN         33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

John William RICHARDS         33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Nicholas King RITCHIE         33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Alexander Frederick           33 King William Street,   Investment      British
James ROE (Director)          London, EC4R 9AS          Director

Richard George ROYDS          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Lynn Christine RUDDICK        33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Clifford John SHAW            Warburg Asset Management  Investment      British
(Director)                    Japan Ltd.,               Director
                              Hibiya Kokusai Building,
                              7th Floor,
                              2-2-3- Uchisaiwaicho,
                              Chiyoda-ku, Tokyo 100

Ian Michael SLACK             33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Peter William STANYER         33 King William Street    Investment      British
(Director)                    London, EC4R 9AS          Director

Rodney STEEL                  33 King William Street    Investment      British
(Director)                    London, EC4R 9AS          Director

Hugh Alexander STEVENSON      33 King William Street,   Chairman of     British
(Director)                    London, EC4R 9AS          Mercury Asset
                                                        Management
                                                        Group plc

Barry William WOOLF           33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Ewen Cameron WATT             33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

James Edward MACPHERSON       33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Julius Lawrence Mark PURSAILL 33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Kenichi YOSHIDA               33 King William Street,   Investment      Japanese
(Director)                    London, EC4R 9AS          Director

Stephen James THOMPSON        33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director




                    MERCURY ASSET MANAGEMENT GROUP plc
                    ----------------------------------

Executive Officers                                      Principal
and Directors                 Business Address          Occupation      Citizenship
------------------            ----------------          ----------      -----------

Chairman
--------

Hugh Alexander STEVENSON      33 King William Street,   Investment      British
(Chairman)                    London, EC4R 9AS.         Director

Deputy Chairman
---------------

David William James PRICE     33 King William Street,   Investment      British
(Deputy Chairman)             London, EC4R 9AS.         Director

Stephen Anthony ZIMMERMAN     33 King William Street,   Investment      British
(Deputy Chairman)             London, EC4R 9AS.         Director

Vice Chairman
-------------

Carol GALLEY (Miss)           33 King William Street,   Investment      British
(Vice Chairman)               London, EC4R 9AS.         Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON     33 King William Street,   Company         British
(Secretary)                   London, EC4R 9AS.         Secretary

Directors
---------

Paul Graham BOSONNET          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS.         Director

David John CAUSER             33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Andrew Searle DALTON          33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS.         Director

Peter Stormonth DARLING       33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Hugh Jon FOULDS               33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Christopher Nigel             33 King William Street,   Investment      British
HURST-BROWN (Director)        London, EC4R 9AS          Director

Charles Vivian JACKSON        33 King William Street,   Investment      British
(Director)                    London, EC4R 9AS          Director

Frederick David Stewart       33 King William Street,   Investment      British
ROSIER (Director)             London, EC4R 9AS          Director

John Charles Grayson          33 King William Street,   Investment      British
STANCLIFFE                    London, EC4R 9AS          Director
(Director)


ANNEX A



                    Mercury Asset Management Group plc


                              Directors Lists



                           CORPORATE INFORMATION


                                               Field of          Country of
Name                       Registered Office   Activity          Incorporation
----                       -----------------   --------          -------------

Mercury Asset Management   33 King William     Holding Company   England
Group plc                  Street,
                           London, EC4R 9AS

Mercury Asset Management   33 King William     Investment        England
plc                        Street,             Management and
                           London, EC4R 9AS    Advice





ANNEX  B


                         Sutton Resources Limited
                         ------------------------

                               COMMON SHARES
                               -------------


Date            Purchase          Sale      PriceA$  per      Totals
                                                  Shares

20.03.96                                  B/FWD                       0
21.03.96           307,000                            13        307,000
15.05.96            20,000                       14.8883        327,000
26.06.96           100,000                       11.5686        427,000
31.07.96             4,100                       11.0766        431,100
06.08.96            12,100                       11.2887        443,200
14.08.96            10,000                       12.3998        453,200
20.08.96            47,900                       14.8192        501,100
21.08.96             4,500                         14.75        505,600
08.01.97             1,500                       14.5666        507,100
                    35,000                         14.75        542,100
26.08.96            32,100                       14.6023        574,200
25.10.96            35,500                       12.2814        609,700
30.10.96            91,000                             *        700,700
05.11.96            29,000                            12        729,700
15.11.96            33,000                            **        762,700
21.11.96            86,000                       11.9471        848,700
11.02.97            63,000                      15.71111        911,700
                   179,900                         15.75      1,091,600
                     8,400                       14.9052      1,100,000
28.02.97            32,400                       19.5447      1,132,400
05.03.97             6,600                       19.9298      1,139,000
20.03.97            30,200                       22.8758      1,169,200
27.03.97            15,000                       18.0987      1,184,200
02.04.97                        23,400           18.7761      1,160,800
29.04.97             6,700                            **      1,167,500
01.05.97         1,167,500                           ***      2,336,300
13.05.97             1,300                        8.3694      2,350,000
                    13,700                         8.457      2,349,700
                    15,000                        8.4494      2,365,000


*   Transfer In.
**  Converted from Canadan line of stock.
*** Stock Split.